Mail Stop 3561

April 20, 2010

Mr. Gary G. Winterhalter
Chief Executive Officer
Sally Beauty Holdings, Inc.
3001 Colorado Boulevard
Denton, Texas 76210

>   **Re: Sally Beauty Holdings, Inc.**
>   **Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2009**
>   **Filed November 19, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed December 11, 2009**
>   **Quarterly Report on Form 10-Q for the Fiscal Period Ended December 31, 2009**
>   **Filed February 4, 2010**
>   **File No. 001-33145**

Dear Mr. Winterhalter:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2009

Item 1. Business, pages 7 and 10

1. We note your disclosure by segment of the percentage of sales contributed by merchandise category for fiscal 2009. Please expand your disclosure to include the same information for all periods presented. See Item 101(c)(1)(i) of Regulation S-K.

Risk Factors, page 16

2. Please delete the third sentence of this section in which you state that other unknown or immaterial risks may also materially impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 6. Selected Financial Data, page 36

3. Please expand your disclosure in footnote (f) on page 37 and footnote (b) on page 48 of which stores are included in your same store sales calculation to include how you treat relocated stores or expansions in store square footage.   If store size and format remained constant over the comparison periods, please advise.

Item 15. Exhibits and Financial Statement Schedules, page 76

4. Please file as an exhibit the letter agreement dated as of February 26, 2007 with Clayton, Dubilier & Rice, LLC, a related party, or tell us why you are not required to do so.

5. Please revise the disclosure following the exhibit index on pages 81-82 to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Specifically, please revise the language as follows:

    - Revise the first full sentence on page 82 to indicate that the representations and warranties "*were* made solely for the benefit of the other parties…." [emphasis added]
    - Revise the first bullet to indicate that the representations and warranties "*were note intended to* be treated as categorical statements of fact…." [emphasis added]
    - Revise the second bullet to indicate that the representations and warranties "*may* have been qualified *in such agreement* by disclosures that were made to the other party in connection with the negotiation of the applicable agreement." [emphasis added]
    - Revise the second bullet to delete the phrase "which disclosures are not necessarily reflected in the agreement."
    - Revise the last bullet to delete the phrase "and are subject to more recent developments."
    - Delete the first sentence of the last paragraph on page 82.
    - Add a sentence acknowledging that, notwithstanding the inclusion of this cautionary language, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading.

Please note that this comment also applies to your Quarterly Report on Form 10-Q for the fiscal period ended December 31, 2009.

Exhibits 2.1 – 2.6

6. With respect to Exhibits 2.1 through 2.6, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K. Please note that this comment also applies to your Quarterly Report on Form 10-Q for the fiscal period ended December 31, 2009

Exhibit 10.27

7. In future filings, please file this Agreement and Plan of Merger as an exhibit under Item 601(b)(2) of Regulation S-K instead of under Item 601(b)(10) of Regulation S-K. In addition, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

Signatures, page 83

8. Your Form 10-K is not signed as provided in the Form. While your principal executive officer, principal financial officer and principal accounting officer have signed for the registrant, none of them has signed below the relevant language in Form 10-K indicating that such persons are signing on behalf of the registrant and in the individual capacities indicated. Please confirm that each of these officers has signed the Form 10-K in the capacities listed under such officer's name and amend your future Form 10-K filings to provide for signatures as provided in the form. Refer to Form 10-K and General Instruction D (2)(a).

Financial Statements and Financial Statements Schedules

Consolidated Financial Statements – Sally Beauty Holdings, Inc. as of September 30, 2009

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-8

General

9. Please tell us whether you receive any material initial or continuing franchise fees related to your nearly 200 franchised stores in operation as of September 30, 2009.

Revenue Recognition, page F-13

10. We note your accounting policy disclosure that revenue is recognized on certain merchandise that is shipped to customers when title and risk of loss passes to the customer. Please explain to us and clarify your disclosure to explain the point in time when title passes to merchandise being shipped. Please also tell us whether any merchandise is shipped directly from your suppliers (drop ship) without you ever taking possession of the merchandise. Refer to ASC 605.

Note 6. Share-Based Payments

11. Please advise us why the total income tax benefit relating to stock compensation for fiscal 2007 was relatively larger in percentage terms than 2008 or 2009. Likewise, help us understand why the tax benefit as a percentage of stock compensation expense is significantly different than your effective tax rate as disclosed in Note16. Please be detailed in your response, explaining the mechanics of your computation of the deferred tax benefit.

Note 9. Goodwill and Other Intangibles, page F-25

12. Please explain to us how you performed the goodwill impairment test, specifically indicating whether you performed step one of the test on an Enterprise basis. Please be detailed in your explanation of how you applied the test and the level at which you test for impairment. If you use a component approach, explain how you determine components and whether and how they are grouped. See ASC 350-20-35-4. We may have further comment.

Note 12. Long-Term Debt, page F-29

13. We note your disclosure of the existence of covenants relating to your credit facilities and term loan agreements. Please also tell us whether their exits any cross-default provisions on your credit facilities and term loan agreements. If so, please disclose.

14. We note you recorded a $1 million loss on the repurchase of $5.0 million par value of the 2016 notes. Please show us the loss calculation, including the calculation of the portion of deferred financing fees related to the debt. Note 12 suggests that the notes were not issued at a discount; please confirm or advise. If such notes were issued at a discount, please advise where the discount is classified on the balance sheet.

Note 16. Income Taxes page F-38

15. We note your valuation allowance was recorded to account for uncertainties regarding certain foreign loss carryforwards. It appears your valuation allowance is also accounting for other potentially non-recoverable deferred tax assets. Please

advise and clarify future disclosure. Also, please disclose the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes. See ASC 740-10-50-3a.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 17

16. We note that you have a Statement of Policy with respect to Related Party Transactions available on your website and that proposed related party transactions must be approved by the audit committee, disinterested members of the board of directors or the compensation committee, depending on the type of proposed transaction. Please disclose the policies and procedures utilized by such persons in reviewing and determining whether to approve related party transactions. In addition, please disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

Executive Compensation, page 34

Ownership of Securities, page 51

17. Please disclose the total number of outstanding shares on which the percentages of share ownership in the table are based.

Form 10-Q for the Fiscal Period Ended December 31, 2009

Condensed Notes to Consolidated Financial Statements

Note 6. Goodwill and Other Intangibles, page 17

18. Please explain the nature and reason for the reduction and reclassification of $22 million from goodwill during the first quarter of fiscal 2010.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Brach Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director